

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2012

Via Email
Thomas E. O'Hern
Senior Executive Vice President and Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard
Suite 700
Santa Monica, California 90401

Re: **The Macerich Company**
       Form 10-K
       Filed February 24, 2012
       File No. 001-12504

Dear Mr. O'Hern:

We have reviewed your response letter dated June 26, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Financial Statements

Consolidated Statements of Cash Flows, page 74

1. We have read your response to our prior comment 3. In future filings please disclose the breakdown included in your response on the face of your Consolidated Statements of Cash Flows or the footnotes to your financial statements.

Notes to Consolidated Financial Statements

16. Acquisitions, page 103

2. We have considered your response to our prior comment 10. In future filings where you provide a reconciliation of the net assets of acquired properties, please ensure that the amounts reconcile to the purchase price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief